Filed by ReNew Energy Global plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

ReNew Power Completes Business Combination with RMG Acquisition Corporation II

Creates India’s largest publicly-traded renewable energy company by total generation capacity

ReNew’s ordinary shares to begin trading on the NASDAQ tomorrow, August 24, 2021

MIAMI BEACH, Fla & GURGAON, India – August 23, 2021 – ReNew Power Private Limited, (“ReNew Power” or the “Company”) India’s leading renewable energy provider, today announced that it has completed its previously announced business combination with RMG Acquisition Corporation II (“RMG II”).

The transaction was unanimously approved by RMG II’s Board of Directors and was approved at the extraordinary general meeting of RMG II’s shareholders held on August 16, 2021 (the “Extraordinary General Meeting”). Approximately 88% of the votes cast on the business combination proposal at the Extraordinary General Meeting were in favor of approving the business combination. RMG II’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting.

As a result of the business combination, RMG II has become a wholly owned subsidiary of “ReNew Energy Global plc” (the post-combination entity referred to in the remainder of this release as “ReNew”). Commencing at the open of trading on August 24, 2021, ReNew’s Class A ordinary shares and ReNew’s warrants are expected to commence trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “RNW” and “RNWWW,” respectively.

ReNew Power – India’s Leading Pure-Play Renewable Energy Company

Founded in 2011, ReNew Power is India’s leading renewable energy independent power producer (IPP), and among the 10th largest renewable IPPs globally by capacity, with a portfolio of more than 100 operational utility-scale wind and solar energy projects spread across 9 Indian states. The Company also owns and operates distributed solar energy projects for more than 150 commercial and industrial customers across India.

ReNew Power was the first Indian renewable energy company to cross commissioned capacity milestones of 1 gigawatt (GW) and 2 GW, and is presently the only company in the Indian renewable energy sector with over 5 GW of operational capacity. The Company currently has an aggregate capacity of close to 10 GW (including capacity already won in competitive bids).

ReNew Power’s growth has been aided by stable cash flows, secured through long-term contracts with well-regarded counterparties. Currently, ReNew Power’s total utility-scale committed capacity is contracted under power purchase agreements (PPAs) with an average duration of more than 24 years. A bulk of these contracts are with central government agencies, such as the Solar Energy Corporation of India (SECI) and NTPC Limited. Over the last 10 years, ReNew Power has also forged a robust and well diversified network of suppliers, enabling adoption of the best technologies, at optimal cost, across its projects portfolio.

Beyond generation of clean power, ReNew Power has also developed expertise in ancillary areas such as energy storage. In 2020, ReNew Power won two unique tenders floated by SECI to ensure firm, reliable, and affordable supplies of green power. This included India’s first tender for round-the-clock power supply from renewables, and a tender for a renewable energy project to address peak power demand by combining wind-solar hybrid generation with battery storage.

During 2020, ReNew Power also entered into the emerging digital services business, with the acquisition of Climate Connect, a Pune, India-based company, and a leading player in AI-enabled grid management and load forecasting.

Market Overview – Renewable Energy Demand in India Poised to Grow

ReNew Power’s business model is reinforced by recent trends in the Indian power generation market, as well as the Indian government’s green energy targets over the next decade. India’s per capita electricity consumption is poised for rapid growth in the next decade, with approximately two-thirds of this incremental demand being met by power from renewable sources. India’s global climate commitments regarding reduction of carbon emissions will dictate a transformational change in the power generation mix – away from fossil fuels, in favor of renewables. At the same time, the Indian government’s ambitious target of 450 GW of installed renewables capacity by 2030, a 5x increase over current levels, indicates huge market potential. A steady reduction in costs of generation, driven by technological advances and well-attended auctions will further accelerate renewables adoption.

As India’s energy transition gathers pace, ReNew Power’s at-scale, geographically-diversified, multi-technology approach, backed by disciplined project execution and superior financial discipline will help the Company sustain its high growth trajectory.

Management Commentary

“The completion of our business combination with RMG II begins a new era for our company, and is a great step forward for enabling further decarbonization of the Indian power sector,” said Sumant Sinha, CEO of ReNew. “The entire ReNew team has remained laser-focused on maintaining our leadership position in Indian renewable energy throughout this process, and we will continue to work to expand clean power generation across India. We have the ability to do even more in bringing affordable, reliable, green, utility-scale power supply to more people and businesses in India through implementation of our proprietary software and AI-enabled monitoring capabilities. We are excited to continue our work developing wind and solar power across India.”

“We have been proud to partner with the ReNew team throughout this process, and look forward to continuing our relationship as we move into the next phase of growth for ReNew after the close of our transaction,” said Robert Mancini, Chief Executive Officer and Director of RMG II. “ReNew is now well-positioned to maintain and expand its leadership position as the largest renewable power generation company in India, and lead decarbonization efforts in one of the world’s largest and most dynamic economies. With a strong balance sheet, bolstered by over $870 million of cash from the transaction, ReNew offers investors a unique way to play the continued and accelerating clean electrification trend seen across the global economy. I look forward to working with Sumant and the whole ReNew team to bring their vision to reality.”

Transaction Overview

As a result of this transaction ReNew has received $610 million in net proceeds, consisting of funds from RMG II’s former trust account and from a private placement in public equity (PIPE), after redemptions and transaction fees. The PIPE is anchored by institutional investors including funds and accounts managed by BlackRock, BNP Paribas Energy Transition Fund, Mr. Chamath Palihapitiya, Sylebra Capital, TT International Asset Management Ltd, TT Environmental Solutions Fund and Zimmer Partners. ReNew will use the proceeds to accelerate its growth, fund operations and pay off debt.

ReNew’s senior management team will continue to lead the combined company, including Sumant Sinha (Chief Executive Officer), D Muthukumaran (Chief Financial Officer), Balram Mehta (Chief Operating Officer), Sanjay Varghese (President and Head of Solar), Kailash Vaswani (Deputy CFO and President, Corporate Finance), and Mayank Bansal (Chief Commercial Officer).

ReNew’s Board of Directors will be comprised of ten (10) members, six (6) of whom are “independent directors” as defined in the NASDAQ listing standards and applicable U.S. Securities and Exchange Commission (“SEC”) rules. The Board of Directors will be led by Chairman, Mr. Sumant Sinha and will also include Robert Mancini, CEO of RMG II.

Advisors

Goldman Sachs (India) Securities Private Limited and Morgan Stanley India Company Private Limited (“Morgan Stanley”) served as financial advisors to ReNew in connection with the business combination. Morgan Stanley & Co. LLC acted as joint placement agent to RMG II on the PIPE. Latham & Watkins LLP, Nishith Desai & Associates and Cyril Amarchand Mangladas served as legal advisors to ReNew.

BofA Securities served as exclusive financial advisor to RMG II, and also acted as lead placement agent on the PIPE. Skadden, Arps, Slate, Meagher & Flom LLP served as legal advisor to RMG II. Khaitan & Co LLP served as legal advisor to RMG II on Indian legal aspects.

Ropes & Gray LLP served as counsel to the placement agents on the PIPE.

About ReNew Power

ReNew Power is India’s leading renewable energy independent power producer (IPP) by capacity and is the 10th largest global renewable IPP by operational capacity. ReNew Power develops, builds, owns, and operates utility-scale wind energy projects, utility-scale solar energy projects, utility-scale firm power projects and distributed solar energy projects. As of March 31st, 2021, ReNew Power had a total capacity of approximately 10 GW of wind and solar energy projects across India, including commissioned and committed projects. ReNew Power has a strong track record of organic and inorganic growth. ReNew Power’s current group of shareholders contain several marquee investors, including GS Wyvern (part of Goldman Sachs Asset Management), CPP Investments, Abu Dhabi Investment Authority, GEF SACEF and JERA.

For more information, please visit: www.renewpower.in; Follow ReNew Power on Twitter @ReNew_Power

About RMG Acquisition Corporation II

RMG Acquisition Corporation II (NASDAQ: RMGB) is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. RMG II raised $345 million in its December 14, 2020 IPO, which was upsized due to strong demand and included the underwriters’ full over-allotment option. RMG II is sponsored and led by the management team of Jim Carpenter, Bob Mancini, and Phil Kassin, who together have over 100 years of combined principal investment, operational, transactional, and CEO and public company board level leadership experience. www.rmgacquisition.com/

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of US federal securities laws with respect to the proposed business combination between RMG II, ReNew and ReNew Power, including statements regarding the expected date on which ReNew’s shares and warrants will start trading, the services offered by ReNew Power and the markets in which it operates, and ReNew Power’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement and plan of merger, (ii) the effect of the announcement or pendency of the transaction on ReNew Power’s business relationships, performance, and business generally, (iii) risks that the proposed transaction disrupts current plans of ReNew Power or diverts management’s attention from ReNew Power’s ongoing business operations and potential difficulties in ReNew Power employee retention as a result of the proposed transaction, (iv) the outcome of any legal proceedings that may be instituted against ReNew, ReNew Power, RMG II or their respective directors or officers related to the business combination agreement and plan of merger or the proposed transaction, (v) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (vi) the ability to maintain the listing of ReNew’s securities on The Nasdaq Stock Market LLC, (vii) the price of ReNew’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew Power plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew Power’s business and changes in the combined capital structure, (viii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (ix) the ability of ReNew to issue equity or equity-linked securities in connection with the transaction or in the future, (x) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew or RMG II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew, ReNew Power and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew, nor ReNew Power nor RMG II gives any assurance that either ReNew, ReNew Power or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew, ReNew Power or RMG II or any other person that the events or circumstances described in such statement are material.

Contacts:

ReNew Power

Media Enquiries

Arijit Banerjee

arijit.banerjee@renewpower.in

+91 9811609245

Madhur Kalra

Madhur.kalra@renewpower.in

+91 9999016790

Investor Enquiries

Nathan Judge, CFA

Investor Relations

IR@renewpower.in

RMG Acquisition Corporation II

For Media & Investors

Philip Kassin

President & Chief Operating Officer

pkassin@rmginvestments.com

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global plc (“ReNew Global”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew Global’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew Global or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew Global filed a registration statement on Form F-4 that includes a proxy statement of RMG II, a consent solicitation statement of ReNew Global and a prospectus of ReNew Global. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew Global shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew Global are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, ReNew Global and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.